UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gaming and Leisure Properties, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

36467J108
(CUSIP Number)

Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, Pennsylvania 19103 (215) 564-8577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 20, 2015
(Date of Event which Requires Filing of this Statement)
_______________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467J108	13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON Carlino Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 7,246,187
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,246,187
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 7,246,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.33%
14		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 36467J108	13D	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON Peter M. Carlino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 14,201,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,201,040
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 14,201,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.40%
14		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 36467J108	13D	Page 4 of 7 Pages

This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D initially filed on November 7, 2013 (such filing, as amended herein, the “Statement”) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“GLPI”). Amendment No. 1 is filed to amend Items 3 through 7 of the Statement, as set forth herein.

Item 3.    Source and Amount of Funds and Other Consideration.

As more fully described in Item 4 hereof, the Reporting Persons have entered into a Voting Agreement (as defined below) with Pinnacle Entertainment, Inc., a Delaware corporation (“Pinnacle”). The Reporting Persons entered into the Voting Agreement to induce Pinnacle to enter into the Merger Agreement described in Item 4.

Item 4.    Purpose of Transaction.

On July 20, 2015, GLPI and Gold Merger Sub, LLC (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pinnacle, providing for the merger of Pinnacle with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of GLPI (the “Merger”). At the effective time of the Merger, each share of Pinnacle common stock issued and outstanding immediately prior to the effective time (other than shares of Pinnacle common stock (i) owned or held in treasury by Pinnacle or (ii) owned by GLPI, its subsidiaries or Merger Sub) will be cancelled and converted automatically into the right to receive 0.85 shares of Common Stock of GLPI.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a voting agreement (the “Voting Agreement”) with Pinnacle. Pursuant to the Voting Agreement, and subject to the terms and conditions set forth therein, the Reporting Persons agreed to vote all of their shares of Common Stock of GLPI (the “Subject Shares”) (i) in favor of (1) the issuance of GLPI Common Stock to the stockholders of Pinnacle as merger consideration pursuant to the terms of the Merger Agreement (the “Share Issuance”), (2) the approval of any proposal to adjourn or postpone any meeting of the shareholders of GLPI at which the approval of the Share Issuance is to be voted upon (each, a “GLPI Shareholders Meeting”) to a later date in order to solicit additional proxies in favor of the Share Issuance if there are not sufficient votes for adoption of a resolution approving the Share Issuance on the date on which the GLPI Shareholders Meeting is held and (3) any other matter that would be reasonably expected to be in furtherance thereof submitted for a vote of GLPI’s shareholders and (ii) against any action that would prevent, impede, materially delay or materially impair the ability of GLPI or Merger Sub to consummate the Merger (clause (i) and (ii), together with certain additional matters, the “Transaction Matters”).

The Voting Agreement restricts the ability of the Reporting Persons to transfer the Subject Shares, subject to certain exceptions. In addition, pursuant to the Voting Agreements, the Reporting Persons granted Pinnacle an irrevocable proxy to, under certain circumstances, attend any and all GLPI Shareholders Meetings and vote or issue instructions to the record holder to vote such Subject Shares in accordance with the Transaction Matters.

The Voting Agreement will terminate automatically upon the earlier of (i) termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger; (iii) any Adverse Recommendation Change (as defined in the Merger Agreement); (iv) the making of certain material changes, amendments, waivers or other modifications to the Merger Agreement, including any such action that increases the amount or changes the form of the consideration to the stockholders of Pinnacle and (v) the End Date (as defined in the Merger Agreement).

The foregoing summaries of the Merger Agreement and Voting Agreement do not purport to be complete. These agreements have been filed by Pinnacle as Exhibits 2.1 and 10.3 to the Current Report on Form 8-K filed by Pinnacle with the Securities and Exchange Commission on July 23, 2015.

Except as described in this Statement, and as contemplated by the Merger Agreement and Voting Agreement, the Reporting Persons have no present plans or proposals which relate to or which would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may exercise any and all of their rights as shareholders of GLPI in a manner consistent with their ownership interests and investment objectives. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the shares of Common Stock they own of record and/or beneficially, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as the Reporting Persons may determine.

CUSIP No. 36467J108	13D	Page 5 of 7 Pages

Item 5.    Interest in Securities of the Issuer.

(a) and (b) The aggregate percentage of shares reported owned by each person named herein is based upon 114,518,875 shares of Common Stock outstanding as of July 27, 2015, according to GLPI’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2015.

As of August 11, 2015, the Carlino Family Trust beneficially owned 7,246,187 shares of Common Stock, constituting approximately 6.33% of the shares of Common Stock outstanding.

As of August 11, 2015, Peter M. Carlino beneficially owned an aggregate of 14,201,040 shares of Common Stock, constituting approximately 12.40% of the shares of Common Stock outstanding. As of such date, Mr. Carlino’s beneficial ownership consisted of (i) 164,760 shares of restricted stock; (ii) 3,261,559 shares of Common Stock subject to options that are exercisable within 60 days; (iii) 7,246,187 shares of Common Stock owned by the Carlino Family Trust; (iv) 436,701 shares of Common Stock owned by a residuary trust (the “Residuary Trust”) for the benefit of Peter D. Carlino and his children, including Peter M. Carlino; and (v) 3,091,833 shares of Common Stock jointly owned by Mr. Carlino with his wife, Marshia W. Carlino.

As a result of the execution of the Voting Agreement on July 20, 2015, the Reporting Persons may be deemed to have shared voting and investment power with Pinnacle as to the matters covered by the Voting Agreement with respect to the shares of Common Stock identified above.

Other than with respect to matters covered by the Voting Agreement:

(i)    Mr. Carlino has sole voting power with respect to the 164,760 shares of restricted stock, but his rights to dispose of such shares are currently restricted;

(ii)    Mr. Carlino has sole voting and investment power with respect to the 3,261,559 shares of Common Stock issuable upon exercise of the options described above;

(iii)    Mr. Carlino has sole voting power with respect to the 7,246,187 shares of Common Stock owned by the Carlino Family Trust for the election of directors of GLPI and for certain other matters. Mr. Carlino has shared voting power with respect to matters relating to changes of control of GLPI and shared investment power with respect to such shares;

(iv)    Mr. Carlino has shared voting and investment power with respect to the 436,701 shares of Common Stock owned by the Residuary Trust; and

(v)    Mr. Carlino has shared voting and investment power with respect to the 3,091,833 shares of Common Stock jointly owned by Mr. Carlino and Marshia W. Carlino.

Mr. Carlino disclaims beneficial ownership of the shares held by the Carlino Family Trust and the Residuary Trust.

(c) Except as set forth herein with respect to the Voting Agreement, none of the Reporting Persons has conducted any transactions in GLPI securities during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by each of them.

(e) Not applicable.

CUSIP No. 36467J108	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of GLPI.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Exhibit Name
99.1
Voting Agreement, dated July 20, 2015, by and among the Reporting Persons and Pinnacle Entertainment, Inc., incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Pinnacle Entertainment, Inc., with the Securities and Exchange Commission on July 23, 2015.

CUSIP No. 36467J108	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 31, 2015

CARLINO FAMILY TRUST

By:	/s/ Peter M. Carlino
Peter M. Carlino
Title:	Trustee

PETER M. CARLINO

/s/ Peter M. Carlino
Peter M. Carlino